UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CBOE Holdings, Inc.

File No. 001-34774 - CF#29702

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   CBOE Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 07, 2013.

   Based on representations by CBOE Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through May 07, 2023

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Elizabeth M. Murphy
         Secretary